Bankers Life Securities, Inc.

Statement of Financial Condition

As of December 31, 2017

Bankers Life Securities, Inc.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Bankers Life Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bankers Life Securities, Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement").

In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2017

Assets:

Cash	$ 2,838,661
Receivables from broker-dealers and clearing organizations	439,329
Receivables from registered representatives, net	156,727
Prepaid expenses	127,058
Income tax assets, net	737,711
Other assets	38,333
Total assets	$ 4,337,819

Liabilities:

Accrued registered representative commissions	$ 188,009
Accrued expenses	22,394
Payables to affiliates	731,934
Total liabilities	942,337

Stockholder's equity:

Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	9,483,617
Accumulated deficit	(6,088,136)
Total stockholder's equity	3,395,482
Total liabilities and stockholder's equity	$ 4,337,819

The accompanying notes are an integral part
of the statement of financial condition.

1. **Business**

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company's registration was approved by FINRA on August 19, 2015.

2. **Significant Accounting Policies**

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Cash

The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include commissions from mutual funds, variable annuities and other exchange-listed securities and accruals for mutual fund and variable annuity trailers. As of December 31, 2017, all amounts had been outstanding for 30 days or less.

Commissions

Commissions and clearing expenses are recorded on a trade-date basis as transactions occur. Mutual fund and variable annuity trailers are estimated and accrued each period. Commissions payable to registered representatives are estimated based upon payout ratios applicable to each registered representative and is accrued each period. The payout ratio applicable to each registered representative is based on production volume.

Receivables from registered representatives

Fees charged to registered representatives for technology and transaction fees. Unpaid fees are included in receivables from registered representatives on the accompanying statement of financial condition and are evaluated for collectability. When estimating collectability, the Company considers historical commission revenue generated by the registered representative and associated payments made to the registered representative on those commissions. During 2017, we established an allowance for uncollectible amounts of $228,968 and charged off $28,968. As of December 31, 2017, we held an allowance for uncollectible amounts of $200,000.

3. **Regulatory Requirements**

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2017, net capital was $2,266,355, or $2,203,533 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was 0.42 to 1.

The Company has a clearing agreement with a non-affiliated broker-dealer to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company claims exemption from the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(ii).

4. **Transactions with Affiliates:**

The Company is included in a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. During 2017, the Company incurred rent and administrative expenses pursuant to such agreements, of which $194,705 was unpaid at December 31, 2017, and included in payables to affiliates.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. As of December 31, 2017, $285,600 was unpaid and included in payables to affiliates.

BLC issues commission payments to the Company's registered representatives under a paymaster agreement. As of December 31, 2017, the Company owed BLC $271,329 for commission payments issued but not yet reimbursed by the Company which is included in payables to affiliates.

The Company's sales of third party variable annuity products are executed under a networking agreement with its affiliate, Bankers Life Securities General Agency, Inc., a wholly owned subsidiary of CNO. The Company reflects the commission revenue from third party variable annuity carriers as a component of revenue. Commissions to the Company's registered representatives is included in commission expense. Ten percent of the remaining margin after payment to the registered representatives is paid to Bankers Life Securities General Agency, Inc. and is included in other expenses. During 2017, the Company incurred expense related to the networking agreement, of which $7,127 was unpaid at December 31, 2017, and included in payables to affiliates.

The Company reviews the suitability of sales of fixed annuity products sold by BLC to its customers. These sales are not sales of BLS registered representatives and therefore not reflected in Commission revenue. The Company is compensated by BLC for performance of these services. During 2017, the Company recorded revenue related to this agreement, of which $26,827 had not been received as of December 31, 2017, and is netted in payables to affiliates.

In 2017, the Company received capital contributions from CDOC of $5,000,000.

The Company has experienced net losses and negative cash flows from operating activities in recent periods. Accordingly, CDOC has entered into a letter agreement with the Company, whereby it has committed to make sufficient capital contributions to the Company to maintain the Company's net capital above the required minimum net capital under SEC Rule 15c3-1(a)(2)(vi) or as otherwise required by FINRA. The agreement will remain in full force and effect until it is modified or terminated; provided, however, that any modification will not result in the net capital of the Company falling below the required minimum net capital or cause a capital deficiency.

5. Income Taxes:

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, income tax is calculated on a separate return basis. In the event a loss is utilized in the consolidated return, the loss member is reimbursed subject to certain modifications. As of December 31, 2017, the Company had a receivable of $687,110 due from affiliates for losses utilized in the consolidated return.

On December 22, 2017, the U.S. government enacted comprehensive federal tax legislation related to the Tax Cuts and Jobs Act (the "Tax Reform Act"). The Tax Reform Act makes broad and complex changes to the Code including reducing the federal corporate income tax rate to 21% from 35% effective January 1, 2018. As a result of the reduction in the federal corporate income tax rate, we reduced the value of our net deferred tax assets which was recorded as additional income tax expense for the year ended December 31, 2017. Deferred taxes consist of timing differences related to depreciation and the allowance for uncollectible amounts from registered representatives. At December 31, 2017, the Company had deferred taxes of $50,601 which are included in income tax assets, net, on the accompanying statement of financial condition.

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2014 through 2017). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company would be required to pay a termination fee in the event either party terminates the agreement within 5 years of the first executed trade. The first trade was executed in February 2016. The amount of the termination fee is as follows: $1.0 million in year one; $500,000 in years two and three; and $250,000 in years four and five.

7. Subsequent Events

Management has evaluated subsequent events through February 28, 2018, the date the financial statements were issued. No material subsequent events have occurred which would require an adjustment or disclosure.